UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 10, 2017

Commission File Number: 001-32210

Northern Dynasty Minerals Ltd.
(Translation of registrant's name into English)

15th Floor - 1040 W. Georgia St., Vancouver, BC, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

EXPLANATORY NOTE

The purpose of this Amendment on Form 6-K/A to the Form 6-K of Northern Dynasty Minerals Ltd. filed on May 8, 2017 is to correct an error in the signature page. Ronald Thiessen is President and CEO of Northern Dynasty (original Form 6-K indicated Russell Hallbauer). No other changes have been made to the original Form 6-K.

SUBMITTED HEREWITH

Exhibits

99.1	Amendment to Form 6K - Press Release of May 4, 2017 #17819848

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Dynasty Minerals Ltd.
(Registrant)

Date: May 10, 2017	By:	/s/ Ronald Thiessen
Ronald Thiessen
	Title:	President & CEO